Magellan Health, Inc.
4800 North Scottsdale Road
Suite 4400
Scottsdale, AZ 85251

October 1, 2014

VIA EDGAR Correspondence

Jim B. Rosenberg
Divisions of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:	Magellan Health, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for the Quarterly Period Ended June 30, 2014
Filed July 25, 2014
File No. 001-06639

Dear Mr. Rosenberg:

Reference is made to your comment letter dated September 22, 2014 (the “September 22 Letter”), with respect to the Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) and the Form 10-Q for the Quarterly Period Ended June 30, 2014 (the “Q2 2014 Form 10-Q”), in each case, of Magellan Health, Inc. (the “Company”).  On behalf of the Company, set forth below we repeat each numbered Staff comment contained in the September 22 Letter and follow each with the Company’s response.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the 2013 Form 10-K or the Q2 2014 Form 10-Q, as the case may be.

2013 Form 10-K

Management’s Discussion and Analysis
Cost of Care, Medical Claims Payable and Other Medical Liabilities, page 45

1.   Staff Comment

Please provide us proposed disclosure to be included in future periodic reports that provides more details regarding the change in your claims payable and IBNR for the periods presented. For example, for 2013 you disclose that the decrease in reserves due to favorable prior year development was primarily due to a $15.1 million of adjustments of block funding to providers resulting from an annual reconciliation process but do not explain what caused the large reconciling amount or what contributed to the additional $16.2 million positive developed for prior years. Please disclose what factors were driving the favorable claims experience.

Company Response

The Company confirms that in future periodic reports the Company will include additional detail regarding the change in claims payable and IBNR as appropriate.  Below is an example of proposed disclosure, based upon the IBNR development reflected in the 2013 Form 10-K:

Favorable development of prior years’ cost of care was $31.3 million, $4.3 million and $5.4 million in 2013, 2012, and 2011, respectively.  Development for 2013 was impacted by several factors, including approximately $15.1 million of adjustments resulting from an annual reconciliation process with certain providers, $8.3 million of adjustments related to new contracts in 2012 for which we did not have historical claim payment patterns, and $7.9 million related to faster claims completion rates and lower medical cost trends than originally estimated.  The annual reconciliation process for one of our Public Sector contracts, which contract terminated March 31, 2014, identified block payments to providers which exceeded the cost of care incurred by such providers; these particular provider contracts required the providers to return such excess block payments to the Company.

Favorable prior year care development for 2012 was related to a favorable contract settlement of covered services, as well as lower medical trends and faster claims completion than originally assumed.  Favorable prior year care development for 2011 was related to lower medical trends and faster claims completion than originally estimated.

Q2 2014 Form 10-Q

Notes to Consolidated Financial Statements
Note D – Non-GAAP Measures, page 26

2.   Staff Comment

Item 10(e)(1)(ii)(C) of Regulation S-K states that non-GAAP measures should not be presented in the notes to financial statements.  Please confirm that in future periodic reports you will not include non-GAAP measures in the notes to financial statements.

Company Response

The Company confirms that in future periodic reports the Company will not include non-GAAP measures in the notes to financial statements.

*           *           *
The Company acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments regarding the foregoing, please call me at 860-507-1906 (Fax: 860-507-1990) or our outside counsel, Howard Dicker (Weil, Gotshal & Manges LLP) at 212 310-8858 (Fax: 212-310-8007).

Very truly yours,

/s/ Daniel N. Gregoire
Daniel N. Gregoire
General Counsel

cc:           Howard Dicker (Weil, Gotshal & Manges LLP)

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